UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FX ALLIANCE INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

361202104

(CUSIP Number)

Deirdre Stanley

Executive Vice President and General Counsel

Thomson Reuters Corporation

3 Times Square

New York, NY 10036

(646) 223-4000

Copies to:

David N. Shine, Esq.

Tiffany Pollard, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004-1980

(212)  859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 361202104		Page 2 of 14 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Thomson Reuters Corporation 98-0176673

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,252,943

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,252,943

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,252,943

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 32.5%

14	Type of Reporting Person CO

CUSIP No. 361202104		Page 3 of 14 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Thomcorp Holdings Inc. 74-2050427

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,252,943

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,252,943

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,252,943

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 32.5%

14	Type of Reporting Person CO

CUSIP No. 361202104		Page 4 of 14 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) CB Transaction Corp. 45-5598902

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,252,943

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,252,943

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,252,943

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 32.5%

14	Type of Reporting Person CO

Page 5 of 14 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.0001 per share (each, a “Share”, and collectively, the “Shares” or the “FX Common Stock”), of FX Alliance Inc., a Delaware corporation (“FX”).  The principal executive offices of FX are located at 909 Third Avenue, 10th Floor, New York, New York 10022.

ITEM 2.	IDENTITY AND BACKGROUND

(a)-(c), (f):  This Schedule 13D is being filed jointly on behalf of (1) Thomson Reuters Corporation, an Ontario, Canada corporation (“Thomson Reuters”), (2) Thomcorp Holdings Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Thomson Reuters (“Thomcorp”) and (3) CB Transaction Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Thomcorp (“Purchaser”), pursuant to a joint filing agreement attached hereto as Exhibit 7.01.  Thomson Reuters is the leading source of intelligent information for the world’s business and professionals, providing customers with competitive advantage.

Since its formation, Thomcorp has been a United States holding company for certain businesses of Thomson Reuters.  Thomcorp is an indirect and wholly-owned subsidiary of Thomson Reuters.

Purchaser is a wholly-owned subsidiary of Thomcorp, formed for the sole purpose of engaging in the transactions contemplated by the Merger Agreement (as defined below).

The address of the principal executive offices of Thomson Reuters and Purchaser is 3 Times Square, New York, NY 10036.  The address of the principal executive offices of Thomcorp is Metro Center, One Station Place, Stamford, CT 06902. The name, business address, citizenship and present principal occupation of each executive officer and director of Thomson Reuters, Thomcorp and Purchaser are set forth in Annex I, Annex II and Annex III to this Schedule 13D, respectively, which are incorporated herein by reference.

(d)-(e):  During the five years prior to the date hereof, none of Thomson Reuters, Thomcorp or Purchaser or, to the best knowledge of Thomson Reuters, Thomcorp and  Purchaser, any person listed on Annex I, Annex II and Annex III to this Schedule 13D, respectively, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

FX, Thomcorp, Purchaser and Thomson Reuters (solely with respect to Section 9.13) have entered into a definitive Agreement and Plan of Merger, dated as of July 8, 2012 (as it may be amended from time to time, the “Merger Agreement”).  Subject to the terms and conditions thereof, Thomcorp will cause Purchaser to commence a tender offer (as it may be amended from time to time, the “Offer”) to purchase all of the issued and outstanding Shares at a price per Share of $22.00 net to the seller in cash, without interest and less and applicable withholding taxes (such amount, or any higher amount per Share paid pursuant to the Offer in accordance with the Merger Agreement, the “Offer Price”).  As soon as reasonably practicable following the consummation of the proposed Offer and satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into FX (the “Merger”) and FX will become a wholly-owned subsidiary of Thomcorp (the “Surviving Company”).

Concurrently with the execution of the Merger Agreement, and in consideration thereof, TCV VI,

Page 6 of 14 Pages

L.P., TCV Member Fund, L.P., Philip Z. Weisberg, in his individual capacity and in his capacity as the sole trustee of Philip Z. Weisberg 2012 Grantor Retained Annuity Trust, and John W. Cooley (collectively, the “Stockholders”) entered into Tender and Support Agreements, each dated as of July 8, 2012, with Thomcorp and Purchaser (the “Tender and Support Agreements”).

For descriptions of the Merger Agreement and Tender and Support Agreements, see Item 4 below, which descriptions are incorporated herein by reference in response to this Item 3.  Such descriptions do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 7.02, and the Tender and Support Agreements, copies of which are attached hereto as Exhibits 7.03, 7.04 and 7.05, and which are incorporated herein by reference.  This Schedule 13D does not purport to amend, qualify, or in any way modify the Merger Agreement and the Tender and Support Agreements.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.  As stated above, the Tender and Support Agreements were entered into as an inducement for, and in consideration of, Thomcorp and Purchaser entering into the Merger Agreement.

Merger Agreement

Upon the purchase of Shares pursuant to the proposed Offer, the Merger Agreement provides that Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, to the FX Board of Directors (the “FX Board”) that is in the same proportion as the Shares beneficially owned by Thomcorp and Purchaser to the total number of Shares outstanding. Purchaser currently intends, promptly after consummation of the Offer, to exercise this right and to designate new directors of FX from among (and possibly including all of) the following potential designees: Timothy Collier, Priscilla C. Hughes, Marc Mehlman, David Shaw, Federico Ortiz and Christopher M. Volpe. Each potential designee is a director, officer or employee of Thomson Reuters or its subsidiaries. Thomson Reuters, Thomcorp and Purchaser would expect that such representation on the FX Board would permit Thomson Reuters, Thomcorp and Purchaser to exert substantial influence over FX’s conduct of its business and operations. Purchaser currently intends, as soon as practicable after consummation of the proposed Offer, to consummate the Merger pursuant to the Merger Agreement.  Purchaser’s directors immediately prior to the effective time of the Merger will be the initial directors of the Surviving Company.

The Merger Agreement provides that prior to the closing of the Merger (the “Closing Date”), FX will cooperate with Thomcorp and use reasonable best efforts to take, or cause to be taken, all actions, and do all things, reasonably necessary, proper or advisable on its part under applicable laws (including the rules and regulations of the New York Stock Exchange) to cause the delisting of FX Common Stock from the NYSE and the deregistration of FX Common Stock under the Securities Exchange Act of 1934, as amended, as promptly as practicable after the effective time of the Merger.

At the effective time of the Merger  and as a result of the Merger, (1) each share of Purchaser capital stock will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company and (2) each Share issued and outstanding immediately prior to the effective time of the Merger (other than (a) Shares directly owned by Thomcorp or any of its subsidiaries (including Purchaser) or Shares held by FX or any of its subsidiaries as treasury shares immediately prior to the effective time of the Merger, which will be canceled without the payment of any consideration, and (b) Shares outstanding immediately prior to the effective time of the Merger held by a stockholder who is entitled to demand, and who properly demands, appraisal for such Shares in compliance with Section 262 of the General Corporation Law of the State of Delaware) will be canceled and converted into the right to receive an amount in cash equal to the price per Share

Page 7 of 14 Pages

paid pursuant to the Offer, without interest thereon and less and applicable withholding taxes (the “Merger Consideration’).  At the effective time of the Merger (or, if the initial acceptance for payment by Purchaser of the Shares validly tendered pursuant to the Offer occurs on or prior to December 31, 2012 and the effective time of the Merger would occur after December 31, 2012, then no later than December 31, 2012), each stock option to acquire FX Common Stock granted under the 2006 Stock Option Plan and the 2012 Incentive Compensation Plan (each, a “FX Stock Option”) that is outstanding and unexercised, whether or not vested, will be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (1) the excess, if any, of (a) the Merger Consideration over (b) the exercise price per Share for such FX Stock Option and (2) the total number of shares underlying such FX Stock Option, less any applicable taxes required to be withheld with respect to such payment.  If the exercise price per Share for any FX Stock Option is equal to or greater than the Merger Consideration, such FX Stock Option will be cancelled without payment of consideration.  Each unvested award of restricted Shares of FX Common Stock will become fully vested and all restrictions applicable thereto will lapse effective upon the initial acceptance for payment by Purchaser of the Shares validly tendered pursuant to the Offer.  FX will take all actions necessary to effect such transactions contemplated by the Merger Agreement under the 2006 Stock Option Plan and the 2012 Incentive Compensation Plan and any other plan or arrangement of FX, including delivering all notices and making any determinations and/or resolutions of the FX Board or a committee thereof.

At the effective time of the Merger, the certificate of incorporation of the Surviving Company will be amended in its entirety as set forth in Annex II to the Merger Agreement, and as so amended and restated shall be the certificate of incorporation of the Surviving Company until thereafter amended as provided under the General Corporation Law of the State of Delaware.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, and in consideration thereof, the Stockholders entered into the Tender and Support Agreements with Thomcorp and Purchaser, whereby each of the Stockholders agreed, subject to the terms and conditions set forth therein, among other things, (1) to use reasonable best efforts to tender all of its Shares (the “Covered Securities”) in the Offer (and not withdraw the tendered Covered Securities), (2) to appear at any meeting of FX’s stockholders and vote (a) if required by applicable law, in favor of the adoption of the Merger Agreement, (b) against approval of any proposal made in opposition to, or in competition with, the transactions contemplated by the Merger Agreement and (c) against any other action or agreement that would reasonably be expected to compete with, impede, interfere with or postpone the consummation of the Offer or the Merger, (3) not to (a) directly or indirectly, transfer any of its Covered Securities, (b) grant any proxies or powers of attorney with respect to any of its Covered Securities, deposit any of its Covered Securities into a voting trust or enter into a voting agreement with respect to any of the Covered Securities, or (c) cause any of its Covered Securities to be, or become subject to, any liens or encumbrances of any kind or character whatsoever, other than those arising under the securities laws, FX’s certificate of incorporation or bylaws, or the Lock-Up Agreements (as defined below), subject to certain exceptions.

Pursuant to the terms of the Tender and Support Agreements, the obligations of the Stockholders set forth in clauses (1) and (3) of the preceeding paragraph are not binding on the parties until (1) the expiration of the Lock-Up Period (as defined in letter agreements, by and between each Stockholder, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. (the “Lock-Up Agreements”)) or (2) the effectiveness of a waiver (the “Lock-Up Waiver”) to the Lock-Up Agreement expressly permitting the Stockholder to take the actions contemplated by the Tender and Support Agreements.  The counterparties to the Lock-Up Agreements have indicated their intention to release from escrow executed Lock-Up Waivers promptly after July 26, 2012, which is the date that is 15 days after the issuance of a research report concerning FX (the date after which the release of such lock-up by the counterparties to the Lock-Up Agreements is permitted under the provisions of NASD Rule 2711(f)(4)).

Page 8 of 14 Pages

The Tender and Support Agreements will terminate upon the earlier of (1) October 8, 2012 (or such later date to which the Offer may be extended pursuant to the terms of the Merger Agreement) (the “Outside Date”), (2) the termination of the Merger Agreement, (3) the date the FX Board or any committee thereof effects an Company Board Recommendation Change (as defined in the Merger Agreement), (4) the date on which FX pays Thomcorp, Purchaser or their designee the Termination Fee (as defined in the Merger Agreement), (5) the entry without the prior written consent of the Stockholder into any amendment or modification to the Merger Agreement or any waiver of any of FX’s rights under the Merger Agreement, in each case, that (a) adversely affects, or is reasonably likely to adversely affect, the Stockholder relative to other stockholders of FX, or (b) results in (i) a decrease in the Offer Price or Merger Consideration, (ii) a change in the form of consideration to be paid in the Offer or in the form of Merger Consideration or (iii) a postponement or extension of the Outside Date (except as permitted under the Merger Agreement), (6) the enactment or issuance of any final and non-appealable law or the taking of any other final and non-appealable action by any governmental authority enjoining or otherwise prohibiting the transactions contemplated by the Tender and Support Agreements or by the Merger Agreement, (7) subject to compliance by the applicable Stockholder with the restrictions on transfer contained in the Lock-Up Agreements and the Tender and Support Agreements, the date on which the Stockholder ceases to own any Covered Securities and (8) the termination or withdrawal of the Offer prior to the occurrence of the initial acceptance for payment by Purchaser of the Shares validly tendered pursuant to the Offer.

Collectively, the Stockholders party to the Tender and Support Agreements have ownership of an aggregate of 9,252,943 Shares, or approximately 32.5% of the Shares outstanding, of which up to 30,000 Shares may be donated to charity prior to the commencement of the Offer and will not be deemed Covered Securities.

Except as set forth in this Item 4, none of Thomson Reuters, Thomcorp or Purchaser or, to the knowledge of Thomson Reuters, Thomcorp or Purchaser, any of the individuals referred to in Annex I, Annex II and Annex III, to this Schedule 13D, respectively, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.

The foregoing summaries of certain provisions of the Merger Agreement and the Tender and Support Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 7.02, and the Tender and Support Agreements, copies of which are attached hereto as Exhibits 7.03, 7.04 and 7.05, and which are incorporated herein by reference in their entirety.  This Schedule 13D does not purport to amend, qualify, or in any way modify the Merger Agreement and the Tender and Support Agreements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)   Pursuant to the Tender and Support Agreements, Thomson Reuters and Purchaser may be deemed to have (1) shared beneficial ownership of Shares, (2) shared power to vote or direct the vote of 9,252,943 Shares, or approximately thirty two and one half percent (32.5%) of the Shares deemed to be outstanding pursuant to Rule 13d-3 of the Act, subject to the terms and conditions of the Tender and Support Agreements, and (3) shared power to dispose or direct the disposition of  9,252,943 Shares, or approximately thirty two and one half percent (32.5%) of the Shares deemed to be outstanding pursuant to Rule 13d-3 of the Act, subject to the terms and conditions of the Tender and Support Agreements.  Such percentage is based on the 28,443,941 shares of FX Common Stock outstanding (including 24,061 restricted Shares) as of June 30, 2012, as represented by FX in the Merger Agreement.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Thomson Reuters, Thomcorp and Purchaser that they are the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page 9 of 14 Pages

Apart from the terms and conditions set forth in the Tender and Support Agreements, Thomson Reuters, Thomcorp and Purchaser are not entitled to any rights of a stockholder of FX.  Thomson Reuters does not, other than as specified in the Tender and Support Agreements, have (1) sole or shared power to vote or direct the vote or (2) sole or shared power to dispose or direct the disposition of, Shares.

(c)  Except as set forth or incorporated herein, none of Thomson Reuters, Thomcorp or Purchaser or, to the knowledge of Thomson Reuters, Thomcorp or Purchaser, any of the individuals referred to in Annex I, Annex II and Annex III to this Schedule 13D, respectively, have effected any transaction in the Shares during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Merger Agreement and the Tender and Support Agreements, to the knowledge of Thomson Reuters, Thomcorp and Purchaser, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Annex I, Annex II and Annex III to this Schedule 13D, respectively, or between such persons and any other person with respect to the securities of FX, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.01	Joint Filing Agreement, dated as of July 18, 2012, by and among Thomson Reuters, Thomcorp and Purchaser.

7.02

Agreement and Plan of Merger, dated as of July 8, 2012, by and among Thomcorp, Purchaser, Thomson Reuters (solely with respect to Section 9.13) and FX (incorporated by reference to Exhibit 2.1 to FX’s Current Report on Form 8-K, File No. 1-35423, filed with the SEC on July 11, 2012).

7.03	Tender and Support Agreement, dated as of July 8, 2012, by and among Thomcorp, Purchaser, TCV VI, L.P. and TCV Member Fund, L.P.

7.04	Tender and Support Agreement, dated as of July 8, 2012, by and among Thomcorp, Purchaser and John W. Cooley.

7.05

Tender and Support Agreement, dated as of July 8, 2012, by and among Thomcorp, Purchaser and Philip Z. Weisberg, in his individual capacity and in his capacity as the sole trustee of Philip Z. Weisberg 2012 Grantor Retained Annuity Trust.

Page 10 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2012	THOMSON REUTERS CORPORATION

	By:	/s/ Marc E. Gold
	Name:	Marc E. Gold
	Title:	Assistant Secretary

Date: July 18, 2012	THOMCORP HOLDINGS INC.

	By:	/s/ Priscilla C. Hughes
	Name:	Priscilla C. Hughes
	Title:	Vice President and Assistant Secretary

Date: July 18, 2012	CB TRANSACTION CORP.

	By:	/s/ Priscilla C. Hughes
	Name:	Priscilla C. Hughes
	Title:	Vice President and Secretary

Page 11 of 14 Pages

ANNEX I

EXECUTIVE OFFICERS AND DIRECTORS OF THOMSON REUTERS CORPORATION

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Thomson Reuters Corporation is set forth below.

NAME (CITIZENSHIP)	BUSINESS ADDRESS	PRINCIPAL OCCUPATION

James C. Smith (United States of America)	Thomson Reuters, 3 Times Square, New York, New York 10036	President and Chief Executive Officer and Director, Thomson Reuters Corporation

Stephen J. Adler (United States of America)	Thomson Reuters, 3 Times Square, New York, New York 10036	Editor-in-Chief, Reuters News & Executive Vice President, News, Thomson Reuters Corporation

Stephane Bello (United States of America and Italy)	Thomson Reuters, 3 Times Square, New York, New York 10036	Executive Vice President & Chief Financial Officer, Thomson Reuters Corporation

David W. Craig (United Kingdom)	Thomson Reuters, 30 South Colonnade, London E14 5EP, United Kingdom	President, Financial & Risk, Thomson Reuters Corporation

Chris Kibarian (United States of America)	Thomson Reuters, 77 Hatton Garden, London EC1N8JS, United Kingdom	President, Intellectual Property & Science, Thomson Reuters Corporation

Brian Peccarelli (United States of America)	Thomson Reuters, 2395 Midway Road, Carrollton, Texas 75006	President, Tax & Accounting, Thomson Reuters Corporation

James T. Powell (United States of America)	Thomson Reuters, 3 Times Square, New York, New York 10036	Executive Vice President & Chief Technology Officer, Thomson Reuters Corporation

Shanker Ramamurthy (United States of America and Australia)	Thomson Reuters, 3 Times Square, New York, New York 10036	President, Global Growth & Operations, Thomson Reuters Corporation

Deirdre Stanley (United States of America)	Thomson Reuters, 3 Times Square, New York, New York 10036	Executive Vice President & General Counsel, Thomson Reuters Corporation

Mike Suchsland (United States of America)	Thomson Reuters, 610 Opperman Drive, Eagan, Minnesota 55123	President, Legal, Thomson Reuters Corporation

Peter Warwick (United States of America and United Kingdom)	Thomson Reuters, 3 Times Square, New York, New York 10036	Executive Vice President & Chief People Officer, Thomson Reuters Corporation

David Thomson (Canada)	The Woodbridge Company Limited, 65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8, Canada	Chairman, Woodbridge

Page 12 of 14 Pages

NAME (CITIZENSHIP)	BUSINESS ADDRESS	PRINCIPAL OCCUPATION

W. Geoffrey Beattie (Canada)	The Woodbridge Company Limited, 65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8, Canada	President, Woodbridge

Manvinder S. Banga (India)	Clayton, Dubilier & Rice, LLP, Cleveland House, 33 King Street, London SW1Y 6RJ , United Kingdom	Operating Partner, Clayton, Dubilier & Rice, LLC

Mary Cirillo (United States of America)	Hudson Ventures Partners, 535 Fifth Avenue, 14th Floor, New York, New York 10017	Corporate director

Steven A. Denning (United States of America)	General Atlantic LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830	Chairman, General Atlantic LLC

Lawton W. Fitt (United States of America)	Thomson Reuters, 3 Times Square, New York, New York 10036	Corporate director

Roger L. Martin (Canada)	University of Toronto, 105 St. George Street, Toronto, Ontario M5S 3E6, Canada	Dean, Joseph L. Rotman School of Management at the University of Toronto

Sir Deryck Maughan (United Kingdom)	Kohlberg Kravis Roberts & Co., 9 West 57th Street, New York, New York, 10019	Partner, Kohlberg Kravis Roberts & Co.

Ken Olisa (United Kingdom)	Restoration Partners, Linen Hall, Suite 321, 162-168 Regent Street, London W1B 5TD, United Kingdom	Chairman, Restoration Partners

Vance K. Opperman (United States of America)	Key Investment, Inc., 225 South Sixth Street, #5200, Minneapolis, Minnesota 55402	President and Chief Executive Officer, Key Investment, Inc.

John M. Thompson (Canada)	Thomson Reuters, 333 Bay Street, Suite 400, Toronto, Ontario M5H 2R2, Canada	Corporate director

Peter J. Thomson (Canada)	The Woodbridge Company Limited, 65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8, Canada	Chairman, Woodbridge

Wulf von Schimmelmann (Germany and Switzerland)	Fliederstrasse 1a, D-82377 Penzberg, Germany	Corporate director

Page 13 of 14 Pages

ANNEX II

EXECUTIVE OFFICERS AND DIRECTORS OF THOMCORP HOLDINGS INC.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Thomcorp Holdings Inc. is set forth below.

NAME (CITIZENSHIP)	BUSINESS ADDRESS	PRINCIPAL OCCUPATION

Alden Y. Sonander Jr. (United States of America)	Thomson Reuters, One Station Place, Stamford, Connecticut 06902	Vice President and Global Head of Tax Strategy, Thomson Reuters

Kevan Parekh (United States of America)	Thomson Reuters, 3 Times Square, New York, New York 10036	Treasurer, Thomson Reuters

Marc E. Gold (United States of America)	Thomson Reuters, One Station Place, Stamford, Connecticut 06902	Senior Vice President and Associate General Counsel, Corporate & Securities, Thomson Reuters

Leslie Ilaw (United States of America)	Thomson Reuters, One Station Place, Stamford, Connecticut 06902	Vice President and Head of Tax for U.S. and LatAm, Thomson Reuters

Linda J. Walker (United States of America)	Thomson Reuters, One Station Place, Stamford, Connecticut 06902	Senior Vice President, Controller and Chief Accounting Officer, Thomson Reuters

Page 14 of 14 Pages

ANNEX III

EXECUTIVE OFFICERS AND DIRECTORS OF CB TRANSACTION CORP.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of CB Transaction Corp. is set forth below.

NAME (CITIZENSHIP)	BUSINESS ADDRESS	PRINCIPAL OCCUPATION

Timothy G. Collier (United Kingdom)	Thomson Reuters, 3 Times Square, New York, New York 10036	Chief Financial Officer, Financial & Risk, Thomson Reuters

Priscilla C. Hughes (United States of America)	Thomson Reuters, 3 Times Square, New York, New York 10036	Senior Vice President, General Counsel, Americas and Chief Counsel, M&A, Financial & Risk, Thomson Reuters